

16012561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DDNY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Edwards, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6851 South Holly Circle, Suite 200
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Flemming (303) 740-8448
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Flemming swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Edwards, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President



Notary Public



SHAWNA L CHOATE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144008651
MY COMMISSION EXPIRES FEBRUARY 10, 2017

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(1) An Oath or Affirmation.

☐(m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

SPENCER EDWARDS, INC.

TABLE OF CONTENTS


BFBorgers CPA PC
Certified Public Accountants

www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Spencer Edwards, Inc.

We have audited the accompanying statement of financial condition of Spencer Edwards, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Edwards, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2016

SPENCER EDWARDS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and Cash Equivalents:	$	56,201
Due from Clearing Broker		144,571
Securities owned, at fair value (Note 5)		638
Deposits with Clearing Brokers		125,000
Commissions Receivable		88,082
Furniture and Equipment at cost,		
net of accumulated depreciation of $170,439		12,145
Other Assets:		40,576
Total Assets	$	467,213

LIABILITIES AND SHAREHOLDERS EQUITY		
LIABILITIES		
Due to Clearing Broker		9,142
Commissions, salaries and payroll taxes payable		74,430
Accrued Expenses		24,620
Deferred Revenue		2,326
Unsecured Debt Liabilities		77
Total Liabilities		110,595
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)		
STOCKHOLDERS EQUITY (NOTE 2)		
Common Stock:		100
Retained Earnings:		(175,092)
Paid in Capital:		492,751
Net Income (current period):		38,859
Total Stockholders Equity:	$	356,618
Total Liabilities and Stockholders Equity	$	467,213

The accompanying notes are an integral part of this statement.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Edwards, Inc. (the "Company") is a Colorado corporation and a wholly owned subsidiary of Primarc Holding Corp. ("Primarc"). As of June 2012, Primarc was sold to WesCap, Inc. (the "Parent"). The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in the general retail securities business and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis earning commissions, and also for its own account in its proprietary trading activities. It is also engaged in the investment banking business in which it may engage in underwriting and other corporate financing activities earning commissions and fees.

Clearing Agreements

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment is stated at cost. The Company provides for depreciation on these assets on the straight-line basis over the estimated lives of five to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, amounts are deferred and recognized when its services are completed. Other income is recognized when earned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Basis of Accounting, Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Accounting, Trading and Valuation of Securities (concluded)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. The Company's policy for securities traded in the OTC markets and listed securities which no sale was reported on that date are valued at their last reported "bid" price. The Company considers these investments as Level 1 securities for active markets and Level 2 securities for thinly traded markets. Changes in fair value are reflected in the Company's statement of operations.

Income Taxes

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $377,474 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.49 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has a net operating loss carry-forward of approximately $245,000 available to offset future taxable income which expires through 2027. The net operating loss carry-forward may produce future income tax benefits of approximately $91,385, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance has been established for the entire amount. The amount of net operating loss available each year is limited due to a change in ownership.

Deferred income tax liabilities or assets arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has immaterial temporary differences.

NOTE 3 - INCOME TAXES (concluded)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2015 are as follows:

Deferred tax liabilities:		
Deferred tax asset:		
Net operating loss carry-forward	$	91,000
Valuation allowance		(91,000)

There was no change in the valuation allowance for the year ended December 31, 2015.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its office space and facilities from Primarc on a month-to-month basis. Total rental expense of $89,419 was charged to operations during the year ended December 31, 2015.

During the year ending December 31, 2015 the Company distributed $125,000 back to its parent, Primarc. This resulted in a reduction of paid-in-capital of $125,000 during the year.

NOTE 5 - FAIR VALUE MEASURMENTS

The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Unobservable Inputs (Level 3)	Significant Unobservabl e Inputs (Level 3)	Balances as of December 31, 2015
Assets:				
Common Stocks	$ 637	$ -	$	$ 637

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2015.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS' AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2015. In addition, the Company may sell securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2015 market value of the securities. The Company may incur a loss, unlimited in amount, if the market value of the securities increases subsequent to December 31, 2015.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2015, the Company held no cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash and cash equivalents, due from clearing broker, deposits with clearing brokers, commission's receivable, other assets, due to clearing broker, commissions, salaries and payroll taxes payable, accrued expenses, deferred revenue and unsecured debt liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, Spencer Edwards, Inc. may from time to time be party as a defendant in customer arbitration. As of the date of the Audit Report, Spencer Edwards, Inc. does not have any pending litigation. However, it has been the recipient of some regulatory inquiries as described below:

Pursuant to the Wells Notice reported on Spencer Edwards, Inc.'s Form BD in August, 2015, FINRA has scheduled a hearing for the first week of October.

FINRA has alleged that Spencer Edwards, Inc. liquidated approximately 4 billion shares of six low priced (penny) stocks in seven customer accounts at the firm, that the shares were not registered with the SEC, nor were the transactions exempt from registration under the Securities and Exchange Act of 1934. The alleged violations

SPENCER EDWARDS, INC.

INVESTMENTS

February 25, 2016

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Spencer Edwards, Inc.
CRD #22067

Dear Sir or Madam:

The above referenced firm is a FINRA registered broker/dealer. Enclosed please find two notarized original Report Pursuant to Rule 17a-5(d) which includes the Report on Internal Accounting Control required by SEC Rule 17a-5, the Statement of Financial Condition and the SIPC-7T report for the year ending December 31, 2015.

Please feel free to contact us should additional information be required.

Sincerely



Donna Flemming
President

cc: Via FEDEX: SEC
Central Regional Office
Attn: Donald Hoerl
1801 California Street, Suite 1500
Denver, CO 80202-2656

SPENCER EDWARDS, INC.
6851 South Holly Circle, Suite 200
Centennial, CO 80112
(303) 740-8448 (800) 288-8448
(303) 874-1090 (Fax)

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

February 24, 2016

To the Board of Directors of HP Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2015, which were agreed to by HP Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating HP Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). HP Securities, Inc.'s management is responsible for the HP Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

BF Borgers CPA PC
Lakewood, CO

SPENCER EDWARDS, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.